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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 17 2011
WASH, D.C.
200
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



ZENVAULT
MEDICAL

ZenVault Medical Corporation

A COLORADO CORPORATION

with its principal business office at:
450 EAST HAPPY CANYON ROAD
CASTLE ROCK, COLORADO 80108

Telephone: (303) 814-8121
Facsimile: (303) 814-1495

February 1, 2011

Primary Standard Industrial Code:
SIC 7370

IRS Employer Identification Number:
27-3255818

[No delaying Provision—see 230.252 (g)(2) and (3)]

Total Number of Pages: 14

INTRODUCTION

ZenVault Medical Corporation (hereinafter the "Company" or "ZenVault Medical"), is a Colorado corporation that has developed and is currently operating an in-depth Personal Health Records ("PHR") web portal specifically geared to appeal to consumers. ZenVault Medical differs markedly from other digital resources for storing, retrieving, and maintaining medical records because of its focus on the consumer. Although ZenVault Medical may at first seem similar to other much-discussed Electronic Medical Records (EMR) applications, it is significantly different from EMR and addresses a completely different market. Rather than attempting to perfect yet another new EMR approach and convince doctors to participate, ZenVault Medical takes a progressive, disruptive view of the industry and instead empowers consumers by putting their personal medical records into their own hands. ZenVault Medical makes the records portable and accessible anytime, anywhere through desktop and laptop computers, as well as smartphones such as the Apple iPhone. In addition, the records will be secured in multiple geographically dispersed sites for protection.

What distinguishes ZenVault Medical PHR from other EMR portals is the technology upon which the portal is built. Unlike existing portals, ZenVault Medical utilizes ZeroNines® Technology, Inc.'s patented Always Available™ technology (Always Available Engine Version 5.0) coupled with ZeroNines' CloudNines™ and VirtualNines™ technology for cloud-based processing and virtualized servers. The finished product is a next-generation portal, capable of scaling, managing, and adding customers at price points lower than possible today. ZenVault Medical will acquire customers by offering them a free service level that enables them to create their ZenVault Medical accounts and upload a limited amount of data. Once customers are accustomed to the service, recognize its value, and desire the more advanced features, they can be converted to the premium service, which is available for a fee. The company intends to use the proceeds from this offering to continue its marketing efforts and to build new features into its web portal. Some of the costs involve the payments for licensing of the technology from ZeroNines.

Pursuant to Regulation A, Conditional Small Issues Exemption for Registration under the Securities Act of 1933, section 230.251, ZenVault Medical is entitled to an exemption from registration of the sale of the securities otherwise required under section 3(b) of the Securities Act of 1933 because:

(a) ZenVault Medical is an entity organized under the laws of the state of Colorado with its principal place of business in Castle Rock, Colorado;

(b) ZenVault Medical is not subject to section 13 or 15(d) of the Securities Exchange act of 1934 immediately before the offering;

(c) ZenVault Medical is not a development stage company that has no specific business plan or any intention to merge with any unidentified company or companies;

(d) ZenVault Medical is not an investment company nor is required to be registered under the Investment Company act of 1940;

(e) ZenVault Medical is not issuing fractional undivided interests in gas or oil rights or mineral rights;

(f) ZenVault Medical is not disqualified from issuing the proposed shares due to a disqualification of any of its officers or directors under Rule 230.262;

(g) The proposed aggregate offering price and the sum of all cash and other consideration expected to be received under the proposed offering shall not exceed $5,000,000, with no affiliate sales.

ZenVault Medical will not integrate any other sale of any securities with the proposed offering under Regulation A.

I. SIGNIFICANT PARTIES to this OFFERING.

The principals of ZenVault Medical are listed in the tables below with their corresponding business and residential addresses.

(a) ZenVault Medical Corporation's Board of Directors		
Director's Name	**Business Address**	**Home Address**
John Botdorf	450 East Happy Canyon Road Castle Rock, Colorado 80108	450 East Happy Canyon Road Castle Rock, Colorado 80108
Alan Gin	450 East Happy Canyon Road Castle Rock, Colorado 80108	250 Spinnaker Street Foster City, CA 94404
Michael J. Tarutis	450 East Happy Canyon Road Castle Rock, Colorado 80108	7878 Stonedale Drive Castle Pines North, CO 80108
Open (Investor Seat)	450 East Happy Canyon Road Castle Rock, Colorado 80108	
Open (Investor Seat)	450 East Happy Canyon Road Castle Rock, Colorado 80108	

(b) ZenVault Medical Corporation Officers		
Officer's Name	**Business Address**	**Home Address**
Alan Gin, President & CEO	450 East Happy Canyon Road Castle Rock, Colorado 80108	250 Spinnaker Street Foster City, CA 94404
Keith Fukuhara, CTO	450 East Happy Canyon Road Castle Rock, Colorado 80108	608 Southview Court Belmont, CA 94002
John Botdorf, Acting CFO	450 East Happy Canyon Road Castle Rock, Colorado 80108	450 East Happy Canyon Road Castle Rock, Colorado 80108
Mike Tarutis, VP - Legal	450 East Happy Canyon Road Castle Rock, Colorado 80108	7878 Stonedale Drive Castle Pines North, CO 80108
Open		

(c) ZenVault Medical Corporation General Partners
There are no General Partners in the corporation.

(d) Record Owners of Five Percent (or more) of ZenVault Medical Corporation Stock

There are three classes of ZenVault Medical Corporation Stock, authorized and issued as follows:

Owner	% ownership	Business Address	Home Address
Preferred "A" (this Offering under Reg. A)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Various Accredited Investors (unknown now)
Preferred "B" (owned by ZeroNines Technology)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address
Founders' Common Stock (as a group)	28.49%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address
Employees' Stock Ownership Program	14.53%	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same as Business Address

NOTE: All ownership reflected in this table, and other tables included within this Form 1A assume sale of the entire 10,000,000 shares of Preferred Series "A" Stock which assumes a total of 35,100,000 authorized and issued shares at the conclusion of this Offering, not including those shares to be held in reserve for liquidation preference premiums and other reasons outlined below in sub-paragraph (e). None of the individual owners of the Founders' Common Stock owns more than two percent of the outstanding stock following the dilution expected from this Offering

(e) Beneficial Owners of Five Percent (or more) of ZenVault Medical Corporation

There is one such individual beneficial Five Percent (or more) owner of ZenVault Medical Corporation. There are aggregated reserved shares: (i) reserved in aggregate for the maximum potential liquidation preference premium election of 12,246,599 shares to cover Preferred Series "A," "B," and Founders Shares, all having liquidation preference premium of 50%; (ii) reserved in aggregate for an Employee Stock Ownership Program of approximately 14.53% of the outstanding stock (currently unissued to individuals). ZeroNines as holder of Series "B" Preferred is not considered beneficial because it has expended significant time, money and has fronted all expenses for the start-up and operation of ZenVault in exchange for the Series "B."

Employees' Stock Ownership Program	14.53%	450 East Happy Canyon Road Castle Rock, Colorado 80108	The exact number of shares issued is subject to an adjustment following the conclusion of the Series "A" Offering; it is intended that the Series "A," Series "B" and Founders' Common classes of stock will have equal percentage ownership prior to subsequent dilution.

(f) ZenVault Medical Corporation Promoters

There are no Promoters of ZenVault Medical Corporation other than its Directors and Officers (see (a) and (b), above).

(g) Affiliates of ZenVault Medical Corporation

Affiliate	Business Address	Affiliation
ZeroNines Technology, Inc.	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same controlling owners
ZeroNines Services Group, LLC	450 East Happy Canyon Road Castle Rock, Colorado 80108	Same controlling owners

(h) ZenVault Medical Corporation Counsel		
Firm Name	**Business Address**	**Attorney**
Effusion Legal Group, LLLP	5670 Greenwood Plaza Blvd. Penthouse Greenwood Village, CO 80401	Michael J. Tarutis, Esq.

(i) Underwriters of Proposed Offering
There are no Underwriters of the Proposed Offering.

(j) Directors of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(k) Officers of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(l) General Partners of the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

(m) Counsel to the Underwriters of Proposed Offering
Not Applicable--there are no Underwriters of the Proposed Offering.

II. APPLICATION of RULE 262.

No person, including issuers, directors and officers identified in Item I of this notification has, pursuant to Regulation A, § 230.262 (the Disqualification Provisions, or Rule 262) or is:

a. Filed a registration statement which is the subject of any pending proceeding or examination, refusal order or stop order;

b. Subject to any pending proceeding under §230.258 (Suspension of Exemption);

c. Been convicted of a felony or misdemeanor in connection with the purchase or sale of any security or filing a false filing with the Commission;

d. Subject to an order, judgment or decree or restraining order of any type, preliminary or permanent or an enjoinder of any type in connection with the purchase or sale of any security or filing a false filing with the Commission;

e. Subject to a United States Postal Service false representation order or subject to an injunction or restraining order of any type pursuant to 39 USC §3005.

III. AFFILIATE SALES.

No part of the proposed offering includes or involves the resale of securities by an affiliate of the issuer.

IV. JURISDICTIONS in which SECURITIES ARE to be OFFERED.

a. None of the securities of the proposed offering is to be sold by underwriters, dealers or salespersons other than the Officers and Directors of the Company.

b. The securities of the proposed offering will be offered for sale by Officers and Directors of the Company in the following jurisdictions where the Officers reside or have direct contact with the proposed investors:

- California
- Colorado
- Pennsylvania
- Arizona
- Florida
- Texas
- Wyoming
- Illinois
- Ohio

V. UNREGISTERED SECURITIES ISSUED or SOLD WITHIN ONE YEAR by ZENVAULT MEDICAL CORPORATION.

(a) Unregistered securities issued within one year prior to the filing of this Form 1-A Offering Statement:

Name of Issuer	Recipient	Title of Securities	Percentage Interest	Consideration
ZenVault Medical Corporation	ZeroNines Technology, Inc.	Preferred Stock, Series "B"	28.49%*	$0.00
ZenVault Medical Corporation	Company Founders	Common Stock	28.49%*	$0.00
Proposed Employee Stock Ownership Program	Trustee of ESOP	Common Stock	14.53%*	$0.00

* The percentage of ownership interest in the total equity of the Company assumes that the entire Preferred Series "A" stock is sold (10,000,000 shares) and the Board of Directors has subsequently issued the same number of shares to the Preferred Series "B" shareholder, and has adjusted the Founders' Common class to also have 10,000,000 shares distributed to its shareholders as a class. The final number of shares issued will differ according to the strength of sales of the Offering, all classes adjusted to the same percentage of ownership following the closing of the sales of the Series "A" Preferred Stock (this offering)

(b) Unregistered securities issued to any person who was a director, officer, promoter or principal security holder of the issuer or an underwriter of the issuer:

Name of Issuer	Recipient	Title of Securities	Percentage Interest	Consideration
ZenVault Medical Corporation	John Botdorf	Founders' Common	1.27%*	$0.00
ZenVault Medical Corporation	Alan Gin	Founders' Common	1.66%*	$0.00
ZenVault Medical Corporation	Michael Tarutis	Founders' Common	1.99%*	$0.00
ZenVault Medical Corporation	Keith Fukuhara	Founders' Common	0.51%*	$0.00

The Percentage Ownership Interest in the Company's outstanding stock is reflected in this table is FOLLOWING the assumed sale of the entire Preferred Series "A" Offering of stock. *See footnote above for further explanation.*

(c) Section of the Securities Act relied upon for exemption from registration requirements and facts relied upon for such exemption.

Pursuant to Regulation A, Conditional Small Issues Exemption for Registration under the Securities Act of 1933, section 230.251, ZenVault Medical Corporation is entitled to an exemption from registration of the sale of the securities otherwise required under section 3(b) of the Securities Act of 1933.

VI. OTHER PRESENT or PROPOSED OFFERINGS.

ZenVault Medical Corporation is not contemplating the offering of any securities in addition to those covered by this Form 1-A.

VII. MARKETING ARRANGEMENTS.

No person named within Item I, above, has knowledge of any marketing arrangement for the sale of ZenVault Medical Corporation Stock under the proposed offering which would:

a. Limit or restrict the sale of other securities of the same class for the period of distribution;

b. Stabilize the market for any of the securities offered;

c. Withhold commission to any underwriter (no underwriter anticipated) or hold any underwriter responsible for distribution of the securities under that underwriter's participation.

ZenVault Medical Corporation does not anticipate hiring, utilizing or consulting with any underwriter for sale and distribution of securities under the proposed offering.

VIII. RELATIONSHIP with ISSUER of EXPERTS NAMED in OFFERING STATEMENT.

This Offering Statement was prepared by the Officers and Managers of ZenVault Medical Corporation and no experts were hired to assist in the preparation on a contingent basis.

IX. USE of SOLICITATION of INTEREST DOCUMENT.

No document or publication authorized by Rule 254 was issued or used by ZenVault Medical Corporation prior to the filing of this Notification.

X. SIGNATURES.

The undersigned hereby certify, under penalty of perjury, that the information contained herein is accurate and complete as of the date of this Offering Statement. The undersigned constitute a majority of the Board of Directors and a majority of the Officers of the corporation.

Dated: February 1, 2011

By:



John Botdorf
Chairman and Acting CFO



Alan Gin
Director, President, CEO and Secretary



Michael J. Tarutis
Director and VP Legal Affairs

Book Number ___________

ZenVault Medical Corporation
Regulation A Offering Circular



SEC MAIL
RECEIVED
PROCESSING
FEB 1 7 2011
WASH, D.C.
200
SECTION

ZENVAULT MEDICAL

Type of Security Offered:	Preferred Series "A" Stock
Maximum Number of Securities Offered:	10,000,000 Units Preferred Series "A" Stock
Price per Security:	$0.50 per share *($0.33 with Liquidation Preference Premium)*
Total Proceeds if Maximum Number Sold:	$5,000,000 *(Please see Questions 9 and 10)*

Is a Commissioned Selling Agent Selling the Securities in this Offering:	[ ] Yes. [X] No.	Is there an Escrow of Proceeds until Minimum Is Obtained?	[X] Yes. [ ] No.
Is there Compensation to Selling Agent(s)?	[ ] Yes. [X] No.	Is this Offering Limited to Members of a Special Group, such as Employees?	[ ] Yes. [X] No.
Is there a Finder's Fee or Similar Payment?	[X] Yes. [ ] No.	Is Transfer of the Securities Restricted?	[X] Yes. [ ] No.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NUMBER TWO FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITY OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

This Offering, dated February 1, 2011, has been Registered for Offer and Sale in the Following States:

State	*State File Number*	*Effective Date*
Colorado	X00000000	February 1, 2011
California	X00000000	February 1, 2011
Pennsylvania	X00000000	February 1, 2011
Arizona	X00000000	February 1, 2011
Florida	X00000000	February 1, 2011

Disclaimer

This Regulation A Offering Circular (hereinafter "Circular") has been prepared solely for, and should be used only by, the shareholders, potential accredited shareholders, officers and directors of ZenVault Medical Corporation to understand the present conditions under which the Company is preparing to enter into its business model execution, as represented by the opinions of Company's management as of the date of publication.

The information contained herein is confidential and proprietary and may not be divulged to any person or entity or reproduced, disseminated, in whole or in part, except as set forth in the Non-Disclosure Agreement under which the information in this Circular is presented.

Any other use of this publication is strictly prohibited.

Certain financial and other information contained herein are "Forward Looking Statements" within the meaning of Federal Securities Law. While management "believes" the information about potential customers, potential revenues and shareholder dilution projections to be true, such statements are: subject to risk; subject to dramatic change without notice; subject to uncertainty beyond the control of management; and are inherently imprecise.

ZenVault Medical is transitioning to an operating company, is highly dependent upon customer acceptance, must gain a favorable reputation among medical health service providers and doctors and is devoid of revenues to date, and will remain as such for the foreseeable future.

As with any investment opportunity, prospective investors are urged to consult with their financial planners, accountants and attorneys who are the expected agents of the potential investor and for whom additional copies of this literature will be furnished at no expense. Electronic versions of this literature are available under separate agreement whereby an investor may receive all information, future documentation and correspondence from ZenVault Medical electronically rather than by U.S. Mail.

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Zen Vault Medical-History and Evolution-ZenVault Medical.com is a portal that will provide the very latest in next generation technologiy for managing, storing, encrypting, processing, and protecting medical related transactions.

The Company's roots extend back to 1997, when the two original technology founders, Alan Gin, the ZenVault CEO, and Keith Fukuhara, the ZenVault CTO, began to question the logic and architecture behind large corporate systems designed to process very large quantities of data. Prior to co-founding ZeroNines Technology, Inc. in 2001 (the corporate parent to ZenVault Medical) they had spent their careers designing and deploying new technologies at AT&T and Hitachi Data Systems, launching many new products with Fortune 500 companies. One of the major areas of concern was how secure and safe corporate computer systems were. With the explosion of the world wide web in the late 1990s, was the question of whether a customer would feel comfortable using the internet to host bank accounts and to move millions of dollars around the world with a few keystrokes in a relative few seconds. Today, consumers routinely use the web to make house payments, to manage stock portfolios, and to manage retirement accounts, many with millions of dollars sitting behind a couple of passwords.

What happens if there is a security breach and someone gains access to a social security number or password? In fewer than 45 minutes it is possible to ruin a lifetime of building and managing an individual's credit and reputation. When this type of thievery happens, it takes months or years to restore a credit profile back to its original state. Recent headlines about significant privacy issues with two of the largest technology companies in the world, Microsoft and Google, bring into question who you can trust with information that may just save your life, *your personal medical records.*

Enter ZenVault Medical.com. The security measures at ZenVault Medical prohibit even the founders of the company from accessing your account and medical records, even under court order. The technology design simply will not allow it. Think of ZenVault Medical as your Swiss Bank account (like they were in the old days) in the sky, i.e., the Cloud. The only one that creates and knows your password, is you, the customer. If you lose it, we cannot help you.

In early 2001, Alan Gin and Keith Fukuhara met John Botdorf and Sean Myers, teaming up their respective backgrounds in technology development, marketing, finance and legal expertise to form ZeroNines Technology, Inc. The purpose was to design and build a new operating system that could manage millions of transactions around the globe, securing and protecting them, all running in real time, with the built in capability to continue to operate even in the event of disasters. As an example, think of ZeroNines as an Indy race car running at full speed even when a flat tire occurs. ZeroNines' vision, if successful, would help usher in the 4th wave of computing, at that time called "Distributed" and/or "Grid Computing." Today, that same idea has a new name, "Cloud Computing."

Computing has now becoming truly global as internet commerce has exploded and new technologies are allowing companies and consumers to take advantage of accessing and moving information much faster. We now benefit from performing functions on the internet that used to require physically driving and mailing information to different places, often taking weeks to process. The challenge to maintain computing capability has stressed out current technologies that were not designed to handle multiple communications occurring at the same time. The stresses have lead to increasing numbers of systemic computer outages similar to grid overload or blackouts at peak demand. Computer systems have fragile limitations; when their limits are exceeded, they are prone to crashing. Since 2001, ZeroNines has been developing an operating system that can withstand natural and man-made disasters.

Investment Summary: In November of 2001, ZeroNines Technology, Inc set out to design and build what most analysts and experts had believed was not possible: a truly disruptive technology platform that had the potential to change to way we manage and protect information. After ten years of effort, ZeroNines Technology, (see www.zeronines.com) has successfully deployed the only software platform that can run multiple transactions, in real time, across the globe while providing the highest level of availability and security. (*See our six Whitepapers and demo on the ZeroNines.com web site.*)

The technology was developed at a cost of almost $10,000,000. Now ZenVault Medical will be the first commercial deployment, designed to benefit from not only a more secure and available platform, but also to process transactions at lower cost leveraging the efficiencies of both Cloud and Virtualization technologies that were designed into the ZeroNines platform. (*See Cloud Nines and Virtual Nines Whitepapers.*) ZenVault Medical will benefit from this platform by having a perpetual license to use all three of the ZeroNines technology modules under a special licensing formula that is based on ZenVault Medical's ability to pay, regardless of how much cash the Company raises, or how fast the Company gains customers.

The end result is the ten years and nearly $10,000,000 of development it took to create, deploy and debug this platform that will now serve the medical community. The ZeroNines platform is not only patented in the United States, but also has patent protection in the European Union, having successfully won to protect its IP rights on appeal. The European appeal has served notice that our technology is not only patented, but has successfully defended claims with or without merit. The ZeroNines Virtual Business Continuity Software Engine that ZenVault Medical will use has also recently been certified by both Microsoft and VMWare. ZeroNines, and by extension through the licensing agreement, ZenVault Medical, owns (or has the right to use) 100% of the source code, meaning ZenVault sits in the pole position to deliver the lowest cost to its medical customers per transaction because we do not have to outsource any part of the transactional software.

ZeroNines has already advanced over $450,000 in design, programming and deployment costs toward the $620,000 Design and Build Contract to deliver a fully operating medical portal. ZeroNines is continuing to finance the project all the way to product launch. It is estimated if this cost had been outsourced it would have been two to three times as high as the Design and Build Contract that ZeroNines Services Group charged. Nearly all of the technology developed for the ZenVault Medical site stems from the ten-year effort to build the ZeroNines operating platform. This allows ZenVault Medical to have a distinct competitive advantage in that it does not have to bear these design and build costs or take much R & D risk in the deployment of its portal and backbone architecture.

Through the careful planning of the contracts between ZeroNines and ZenVault Medical, we have protected the shareholders of ZenVault Medical from paying any more than 50% of the cash from either revenue collected by ZenVault Medical or from money raised for ZenVault Medical to ZeroNines for the $620,000 owed for the design and deployment of the site and for the $15,000 per month license royalty fees. These costs will be paid as and when ZenVault is able to make these payments. Second, the product launch of ZenVault Medical is not dependent on ZenVault Medical raising any money—the project has been 100% financed through product launch by the corporate parent, ZeroNines in exchange for a 32.14% percent subordinated ownership interest (assumes fully dilution and we raise all $5M of the Series A stock) in ZenVault Medical. ZeroNines has also agreed to subordinate its interest to the new investors, the Preferred Series "A" stock, granting them at least a 50% cash return before ZeroNines and/or the Founders participate in any profits.

The Board and management of ZenVault Medical have worked together for ten years on a daily basis. The Company is well seasoned, and has a long established track record of product development and product launch. While we believe that many of the risks of a typical start-up entity have been minimized, the Company is still a new entry to the medical field and we expect to face stiff competition. We encourage all investors to still read and review the "*Risk Factors*" section of this Offering Circular and we encourage all potential investors to inquire as to any further questions related to ZenVault Medical or ZeroNines.

(1) The Company

Exact Corporate Name:	ZenVault Medical Corporation, a Colorado "C" corporation *(referred to herein as "ZenVault Medical," or the "Company")*
State of Organization:	Colorado
Date of Organization:	September, 2008
Street Address of Principal Business Office:	450 Happy Canyon Road Castle Rock, CO 80108
Company Telephone Number:	303-814-8121
Fiscal Year:	January 1—December 31 (Calendar year)

Persons to Contact at Company with respect to this Offering:

Mr. John Botdorf	Mr. Alan Gin	Michael J. Tarutis, Esq.
(303) 810-7719	(650) 619-9439	(720) 273-2844

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Imagine having your complete medical records available to you and your doctor at a moment's notice. In an emergency, any doctor anywhere can provide better, more appropriate care. No more waiting for other doctors to send your medical history. No more repeated tests because the results got lost. Plus, it saves time and hassle at routine medical visits and prevents unnecessary paperwork. ZenVault Medical anywhere, anytime.

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(2) Risk Factors

List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

PRODUCT ACCEPTANCE

There is no guarantee that ZenVault Medical can gain customer acceptance sufficiently to maintain operations. The software developed by ZeroNines was ten years in the making, and is adopted here to use in the medical records archive community. ZenVault may not succeed either with favorable acceptance of its service offering with medical professionals and emergency medical personnel and consequently never create a sufficient demand for its services to return a profit.

DEVELOPMENT STAGE COMPANY

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate capital, the expenses associated with the ordinary commencement of commercial operations and significant capital investment, the uncertainties of the competitive market for its services, government regulation, and rapid change in the software and computer industries. There can be no assurance that the Company can successfully meet these challenges. There are also inherent conflicts of interest between management of the Company and ZeroNines, *please see page 44*.

RISK OF INSUFFICIENT FUNDING

The Company requires the funds in this Offering to be raised for: (1) continuing operations; (2) for Phase II development; (3) for additional marketing and programming professionals; (5) for working capital purposes until ZenVault Medical realizes its first revenues; (6) for marketing, public relations and hiring of professionals to devise marketing strategies. Should this Offering not yield sufficient proceeds for these purposes, the Company would need additional funds to continue operations.. No assurance can be given that additional funding could be obtained on satisfactory terms, or at all. The cost of additional capital may be adversely dilutive to existing shareholders.

PRODUCT LIABILITY

Our product is the ability to have medical records instantly and always available through devices commonly carried with the person such as a cellular telephone. Access to our products require passwords and clearances. Despite legal indemnity, any legal action against the Company should a person perish in spite of ZenVault Medical's access to vital information could be detrimental and could result in adverse financial circumstances affecting the Company and shareholder value.

INABILITY TO PROTECT OUR PROPRIETARY RIGHTS

Our ability to compete may be affected by our ability to protect and enforce our proprietary rights. We also face potential third party claims that we may be infringing on their rights. Whether such claims are with merit or baseless, we will be obligated to defend in any legal action. Technology rapidly changes, and technology companies face unpredictable market perceptions and sentiment toward their products and shareholder value.

FINANCIAL PROJECTIONS MAY BE FLAWED

The financial projections and *pro forma* statements used as the basis for management's financial planning are based upon our assumptions with regard to future events, including those affecting market, business and economic risks. These various assumptions may prove to be inaccurate. No inference as to accuracy or reliability should be drawn from the presentation of any projections. Actual financial results will vary from the projections and such variation could be material.

ISSUANCE OF ADDITIONAL PREFERRED STOCK IS LIKELY

Additional preferred membership stock may be issued in any series from time to time with such designations, rights, privileges and limitations as the Board of Directors may determine. Similarly, the offering price of this and other securities will and would be determined by the Board of Directors, not basing the decision on any objective criteria, and the price bears no relationship to our assets, net worth or book value. In cases where additional series of stock is issued, the stock in this Offering will be diluted. It is unlikely that any cash dividends will be paid in the foreseeable future even if cash is available.

PERSONNEL AND MANAGEMENT RISKS, FLIGHT OF THE FOUNDERS

The continued success of the Company is dependent upon its ability to attract and retain qualified personnel. The Company's business is dependent, to a large extent, upon the services of the founders, John Botdorf, Alan Gin and Keith Fukuhara. The Company's operations could be adversely affected if, for any reason any of them ceases to be involved in the Company's management. The Company's growth will require the recruitment, retention and integration of additional highly trained individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. While Management believes that qualified personnel can be hired, the market for such individuals is highly competitive and there can be no assurance that these critical positions can be filled in a timely manner.

COMPETITION

The market for products and services similar to ours is highly competitive and the barriers to entry are not difficult to overcome with sufficient capital. We expect competition to intensify. There can be no assurance that we will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices we charge for products and services, will not affect our business.

RESTRICTED SECURITIES AND LACK OF PUBLIC MARKET

The sale of securities offered hereby has not been registered under the Securities Act or any state securities laws and accordingly, the stock will constitute "Restricted Securities" as defined in Rule 144 promulgated under the Securities Act. The stock may not be offered, sold or otherwise transferred, encumbered or hypothecated unless registered under the Securities Act and any applicable state securities laws, unless exempt from such registration. The Holders of Preferred "A" stock have no rights to require the Company to register the securities under the Securities Act. There is currently no public market for the stock, and there can be no assurance that any such market will develop in the future. Potential investors therefore may find it difficult or impossible to liquidate their investment at a time when they desire to do so. We have determined the price of the shares arbitrarily, and the price bears no relationship to the assets or book value of the Company. We are unable to evaluate precisely the intrinsic worth of the Company's shares.

LACK OF AUDITED FINANCIAL STATEMENTS

None of the projections set forth herein has been prepared or certified by accounting professionals. It is the Company's intention to provide audited financial statements once the Company commences operation and is generating revenues. These statements will be available to each shareholder.

INVESTORS WILL HAVE LITTLE CONTROL

No persons should purchase Preferred Stock unless they are willing to entrust all aspects of control to current management, or, in some cases, the voting classes represented by the Common holders and other Preferred share classes. In the event an approval of the shareholders is required, it is unlikely that holders of this Preferred Series "A" stock would have any way to override a majority vote by the founders.

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by Management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

(3) Business and Properties

With respect to the business of the Company and its properties:

(a) **Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.**

The Wall Street Journal reports that only about 10% of the nation's hospitals and less than 7% of doctors' offices have full-fledged electronic medical records. And those that have electronic records typically don't share them with others unless they're part of the same health system. Among the reasons: With dozens of different vendors, information systems often can't easily talk to each other. In addition, healthcare providers often view their information about patients as proprietary. Concerns about violating privacy laws have made many hospitals reluctant to join information-exchange efforts.

ZenVault Medical enables consumers to access their complete medical records anytime, anywhere through their computer or smartphone. This includes lab reports, x-rays, scans, prescriptions, a rolodex of contact information, and any other important document. Furthermore, their smartphone will provide instant access to a pre-filled-out ZenVault Medical Universal Health Form, a summary form that takes the place of the medical history overview form required by virtually all practitioners before any doctor visit.

ZenVault Medical is the Company with the technology and experience to answer these challenges. ZenVault Medical was created and is run by a group of individuals with expertise in finance, data delivery, data management, and highly advanced software design—a group that, on the one hand, can envision a data management solution that is purely visionary, but then, on the other hand, through careful strategic implementation and patience, can transform the visionary into something tangible and real. In this case, the vision is for a PHR system that leverages strict data handling protocols such as those found in the highly regulated financial world, is always available anytime anywhere, and is accessible to consumers through their personal computers and mobile devices. This vision will be made tangible through implementation of proven and patented Always Available™ FailSafe technology. The envisioned PHR solution combines the benefits of ZeroNines FailSafe technology with an audience of customers that is ready for a market leader in PHR/EMR content delivery.

Our technology has three primary modules designed to manage and protect internet based commerce.



USER
USER
USER

Continuity Module	**Transaction Capture Module**	**Rebuild Module**
Maintains business continuity. Prevents applications and data from going offline.	Maps all transactions. Tracks and records every transaction for security and to facilitate the automatic rebuild process.	Restores other servers. Replays transactions so other entities can be rebuilt to the same logical state.

The first module is the **Continuity Module**, which can run critical applications in real time in more than one location. This allows the enterprise to provide an "always on" capability. With this module there is no need for a traditional disaster recovery plan because our technology is proactive rather than reactive, and prevents downtime in the first place despite accidents or failures that would otherwise bring down applications or data. If one server, virtual server, or entire site fails, the other entities in the array simply continue processing all transactions. There is no interruption for the end user, and all protected applications maintain continuity of service.

The second module is the **Transaction Capture Module**. This module allows the enterprise to map and record every transaction in real time in more than one location, thus providing a detailed accounting of every transaction. This real-time record of each transaction can be used to restore failed servers after the disaster is over. It eliminates the slow and costly reconstruction process that can often take days or weeks under traditional disaster recovery systems. This module also provides compliance capability for public or high profile businesses that are obligated to provide accurate record keeping to their stakeholders or government regulators.

The third module is the **Rebuild Module**. It allows an enterprise to rebuild a failed server or network node by automatically reprovisioning it with not only the data that was on the server before the failure, but also with the transactions it missed while it was down. ZeroNines brings a restored server or node back to the same logical state and level of readiness as the other server nodes. Many technologists felt it was not possible to achieve an automated process to rebuild a downed node. Functionally speaking this is like pressing a button to automatically rebuild a building after a fire. ZeroNines can automatically restore a failed data center at a fraction of the cost of manually recreating all of the lost data and inputting it back into the system.

These three modules collectively allow us to take full control of the web portal. They eliminate the portal's dependence on expensive third party recovery systems, virtually eliminate unplanned application downtime, cut costs, and increase overall user satisfaction through unprecedentedly high availability. Increased customer confidence and lack of expensive downtime generally translate into rapid ROI and a more profitable business. They also enable cost-effective scalability on demand, since the enterprise can leverage the benefits of virtualized environments and the Cloud.

Consumer benefits can be summed up as follows:

- Increases peace of mind whether at home or traveling
- Saves time and hassle
- Saves lives by giving doctors clear and readily accessible information
- Helps protect the well-being of children and dependents
- Decreases paperwork
- Helps prevent delays in treatment
- Helps prevent inappropriate or harmful treatments
- Enhances medical privacy
- Improves quality of life and increases independence of the elderly and infirm
- Empowers patients to control their medical care and medical privacy

ZenVault Medical is the technology service for individuals to purchase who want to collectively have instantaneous access to a life's worth of medical and other records vital to treatment (all current medications and dosages prescribed by whom, Powers of Attorney, insurance coverages, limits of pain management, allergies, limitations on certain treatments and life prolongation via machines, and the like) with the intention of having these documents always available at critical times when the individual may NOT momentarily have the capacity or ability to guide the health care provider to the vital information.

(3) Business and Properties, continued

(b) **Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.**

ZenVault Medical's technology is a web-based portal designed to rely on a fail-safe platform by the engineers of ZeroNines Technology, Inc., The engineers now adopt the science of their AlwaysAvailable® technology to the field of medical professions whose practitioners can utilize instant access to the conglomeration of a patient's lifetime of medical and pharmacy records.

The ZeroNines platform (for which ZenVault Medical pays a royalty) has been in service since 2007, proven reliable in maintaining continuity of any application in multiple locations with all of the locations in harmonious synchronicity. ZeroNines' core technology replicates transactions on multiple locations simultaneously, whereby if one location fails for power outage or equipment failure (or tornados or sabotage, etc), the collecting, distributing and streaming of information continues on another location as if nothing had happened in the failed site. Upon rebooting of the address of the failed unit, the remaining units "fill in" the missing data collected since the failure, bringing all of the servers in the network up to full capacity and full synchronicity.

The portal for ZenVault Medical is in development and will require several months and interfacing with many more medical professionals and emergency medical professionals to standardize on particular forms, formats, and the presentation of data in the most efficient and universally acceptable methods.

(c) **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.**

There are two anchor competitors in the Personal Health Record field: Microsoft with its Microsoft Health Vault and Google with its Google Health. Both were launched in 2008.

The challenge for both behemoths is that they have been plagued by recurring outages and by their poor reputations in the area of personal data privacy. Both companies are known to "scan" consumer data (including emails) for marketing purposes, leading to a degree of distrust among consumers. Both companies are also known competitors of Apple and are disinclined to release applications that are supported by Apple's enormously popular iPhone; by shunning the leading smartphone they significantly limit the potential for public adoption of their proprietary applications. For although any PHR portal from ZeroNines, Microsoft, Google or other provider will certainly be heavily accessed through traditional desktop computers, it is smartphone access that will give them their true value. After all, most accidents, doctors visits, and medical emergencies occur when someone is not in their own living room or office.

The lackluster reception of these two large entries with their dubious accessibility and privacy practices means that the PHR field is still in the early stages of development, with the market wide open for a consumer solution that addresses consumer needs in a trustworthy fashion. This gives ZenVault Medical an early adopter, first-to-market head-start over other consumer solutions that may arise. Increased iPhone market share, and the iPhone's increasing capacity and capabilities, are opening a global audience hungry for compelling apps. As in so many other areas, the iPhone will drive demand for a portal like ZenVault Medical as the public embraces the mobile lifestyle more closely, realizes the immense advantage to having one's medical records instantly available through a portable device, and begins to demand that the medical industry keep up. The field is also wide open within other smartphone markets like BlackBerry and Android. We do not believe the competitive landscape has all of the technology necessary to build a site as secure and robust as ZeroNines', thereby providing a unique opportunity to become the leader in Personal Health Records.

	ZenVault Medical	Google Health	Microsoft HealthVault
Web Based	√	√	√
SSL Available	√	√	√
Free Version	√	√	√
Premium Version Available	√		
iPhone Application	√		
iPad Application	√		
Emergency Medical Service (EMS) Support	√		
Personal Information Stored in Multiple, Secure Locations	√		

(d) **Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.**

ZenVault Medical has no major existing contracts, though anticipates continuing to work with major organizations like AARP and other in targeting this service to those most prone to need immediate comprehensive medical, dental and pharmacological records. In the end, however, it is a singular retail sale to the individual requesting the service rather than any large "wholesale" type of selling.

ZenVault Medical's marketing strategy is simple—infiltrate the "NFL" cities (i.e., those cities and the surrounding 100 mile radius with one or more major National Football League teams (including Los Angeles, however) account for more than 88 percent of the U.S. population) with commissioned sales persons signing up people on the spot, establishing an account with a handout that guides the customer to a web site upon their return home, or, in larger campaigns, to a computer waiting for them to sign up. ZenVault Medical intends to work through established marketers and organizations dedicated to assisting large social networks of individuals who would benefit from the use of the site and its related services.

(e) **State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

As of 2 / 1 / 11 $ -0-
(a recent date)
As of 2 / 1 / 10 $ -0-
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

ZenVault Medical has commenced operations, with a launch date for retail customers in September, 2010.

ZenVault Medical's services, which include the provision of a cell phone application that leads to the Company's portal and archived medical records, are not typically subject to backorder.

(f) **State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

ZenVault Medical Present Employees and Anticipated Growth for Twelve Months			
Category	Present	One Year	Union?
Clerical	1	5	No
Sales	0	2	No
Administration	1	3	No
Computer Programmers	4	8	No
Executive	3 (Part-Time)	5	No

None of the Company's employees is currently on strike, nor have been on strike in the past three years. There are no employees under a collective bargaining agreement. ZenVault Medical may provide its key employees supplemental benefits that include Group Health Plan, Dental Plan and a Federal Savings Account retirement contribution.

ZenVault Medical's executives will be subject to entering into an Employment Agreement and background check. All other employees will be subject to an "at-will" employment status but under a non-disclosure and non-compete agreement during and for two years following their termination from the Company.

Sales employees will be paid under a commission-based structure for the number of new accounts they can sign up for the free and pay services.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Currently, ZenVault Medical owns no real property, plants or patents. The Company is co-occupying space in Castle Rock, CO with ZeroNines and pays no rent or lease for the time being.

Because of the unique relationship with ZeroNines Technology, ZenVault Medical benefits from a performance-based licensing agreement that utilizes ZeroNines' intellectual property for the consumer medical market. ZenVault Medical takes full advantage of nearly ten years and more than nine million dollars of software development through the arrangement with ZeroNines, jump starting the company to unparalleled operability without the pain and suffering of having to develop the software from scratch and without the financial drain necessary to research and develop such powerful software that protects the world's most valuable data—a person's medical records at the precise time of that person's most critical need.

This "jump start" pushes ZenVault Medical ahead of many competing medical archive systems in terms of capabilities and HIPAA compliance. The agreement calls for payments of $15,000 per month and ten percent of ZenVault Medical's revenue. The agreement also stipulates that during the start-up period of ZenVault Medical's operations, the payments to ZeroNines will not exceed more than 50% of ZenVault Medical's cash revenues or cash raised through this Offering.

ZeroNines Services Group, LLC is a subsidiary off ZeroNines Corporation and is responsible for booking revenues in the design, implementation and installation of ZeroNines software. In a separate transaction between ZeroNines Services Group and ZenVault Medical, ZenVault has contracted to build the web site portal and to integrate the ZeroNines software into the operational software of ZenVault Medical for the sum of $620,000. Once again, because of the relationship between ZeroNines and ZenVault Medical, no payment in advance of providing the services has been necessary. As funds from this Offering are raised, ZenVault Medical will pay ZeroNines Services Group a portion of the fees until paid in full or when this Offering has produced at least $1,500,000 in cash raised.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

ZenVault Medical's founders have expended more than $450,000 in executive and design and programming time creating and packaging the ZenVault Medical opportunity. The Company's research and development continued through the ramp-up period when *beta*– testing was concluded in September, 2010. Interaction with medical professionals during these periods has provided valuable insight into the perfection of the accessibility and delivery of medical records to medical professionals as well as other pertinent support documentation such as organ donor information, allergies and current/former medication schedules. Continual upgrades are being installed regularly.

Management has worked for more than nine years in perfecting the ZeroNines technology which is heavily encrypted and patented. All of ZeroNines marks are registered trademarks. Management is very experienced in the protection of rights and requires non-disclosure agreements with all vendors and developers as well as heavily scrutinized agreements for work for hire when any person is crafting code for the ZenVault Medical site.

ZeroNines Technology and ZenVault Medical have entered into a long term (30 year, renewable) license agreement for the specific use of the ZeroNines AlwaysAvailable™ engine. The license gives ZenVault Medical full use of the software and systems required to operate ZenVault Medical's proprietary software *on top of and integrated with* the ZeroNines software. The ZeroNines platform is required to allow ZenVault Medical's information to be available anytime, anywhere in spite of pending disasters or electronic machine failures at the location where medical assistance may be necessary (for example, after a tornado when power and communication lines are otherwise down and computers in the general vicinity are inoperable—ZeroNines technology provides access to all information, applications and data as though no incident had ever occurred).

ZenVault Medical's management is required to maintain strict confidentiality on the inner workings of the ZeroNines software as part of its non-disclosure and agreement with ZeroNines.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

ZenVault Medical's archiving of medical information is under strict Federal regulation through the Health Insurance Portability and Accountability Act of 1996, otherwise known as "HIPAA." Under HIPAA rules, any entity storing or handling medical records must comply with the strict and very detailed criteria found in the Security Rule and the Privacy Rule.

HIPAA's basic tenets provide protection of the medical patient's records from public scrutiny (Privacy) and require that any handling of records will not destroy, alter or omit the content of any record (Security). Having built ZenVault Medical with the HIPAA regulations clearly in the forefront of the design, Management is of the opinion that the Company may be the only fully compliant electronic national (and international) medical record archive service. Obviously, with the extent and breadth of privacy and security concerns, this legislation has a severe impact on ZenVault Medical. Any changes or modification to this legislation over time could impact the Company's operations and may require extensive work in the future to maintain compliance. Legal precedent on HIPAA is still developing, and judicial determinations may impact the operation of medical archiving systems.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

ZenVault Medical has no subsidiaries at this time nor are any anticipated during the time of this Offering.

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

The material events in the formation of the Company are limited because ZenVault Medical was just recently formed in 2010.

The directors of ZenVault Medical had foreseen a void in the medical record archive and retrieval systems, particularly companies that operate in full HIPAA compliance.

ZenVault Medical's first Board of Directors meeting was held on May 15, 2010.

ZenVault Medical's portal is currently in operation since September, 2010 .

ZenVault Medical opens its first equity offering for sale under Regulation A as of February 1, 2011.

Management of ZenVault Medical wants to reach a goal of 60,000 users by the end of 2011. In the event this does occur, and at least 25% are "paying" customers rather than "free" users, Management anticipates participation in a reverse merger into a public shell shortly after acquiring the first 60,000 users.

The proliferation of the ZenVault product is expected to be through penetration of channels with channel partners selling a "Private Label" ZenVault service offering to the channel partner's customers.

Management has determined that a possible next step after this round of financing and the acquisition of 60,000 users would be to commence public trading under an existing shell corporation, followed by a release of new shares into the public float based upon continued revenue improvement and product and service acceptability. The completion of this merger will immediately allow Management to access public capital markets.

Please refer to the "Risk Factors" under Section (2) of this Offering Circular for Management's discussion of pertinent factors that may impede the successful development of ZenVault Medical into a profitable publicly traded corporation.

(4) Milestones

(a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

ZenVault Medical commenced operations in September, 2010 and is at present operational with *beta* testing of the site and new customers signing up for the service daily. The Company was not profitable on zero earnings for 2010, mainly because of the fourth quarter launch. In Management's opinion, the following milestones must occur for the Company to become more profitable:

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months after Receipt of Proceeds When Accomplished
(1) Deployment of ZenVault Medical Portal	Launched in September, 2010	Not dependent on raising capital
(2) Raising of Capital Funds	Regulation A Offering for $5,000,000	Up to one year from receipt of funding
(3) Dependent Upon Consumer Acceptance	Penetration into the medical health treatment provider market to establish confidence in product and its reliability thus lending credibility to usage leading to customer acceptance	Six to twelve months of heavy marketing following receipt of funding.
(4) Completion of all Computer Interfaces and Web Sites	Currently, Phase I is complete and ready for testing.	Additional programming and web design for Phase II will take one year from funding
(5) Marketing of Free Service with a focus on existing "NFL" cities (and Los Angeles)	The base service for ZenVault is at NO CHARGE to the consumer. Large files and x-rays will limit most users so the pay per month plan will follow (billing by others)	The establishment of interest in the major cities will occur in 2011 and 2012.
(6) Phase II Program to Integrate with Medical Community	Penetration of the service and its reliability and precision in hospitals and HMOs	We will establish these contacts and commence integration in the *beta* testing and throughout the ramp-up period.
(7) Development of Management Team and Sales/Marketing	Since this enterprise is heavily brand-related and marketing dependent, management will be more heavily weighted in sales and marketing	On-going over next 24 months.
(8) Development of Strategic Partnerships/Alliances	Through strategic partners and "Private Label" of the ZenVault product offering, sales to End Users are expected to occur quickly.	ZenVault is poised to enter into its first channel partner deal in February, 2011..

Management of ZenVault qualifies the milestones included in the previous table with the understanding that factors beyond ZenVault's control could affect the accomplishment of the milestones within a reasonable period. Many factors could negatively affect our desired result ranging from significant competitive pressures, a commoditization of the business model, and difficulties penetrating the medical community.

The development of channel partner transactions will bring large numbers of customers to the ZenVault product offering which may be "Private Labeled" to appear as though it is operating under the name of the organization offering the service. ZenVault will receive a monthly royalty from the channel partner operating its Portal and interfacing with its customers on the ZenVault and other product offerings. Although the per End-User price to ZenVault will be significantly less than if ZenVault were the originator of the customer and were storing and maintaining the customer's medical records in ZenVault's servers, the shift of liability and operating cost to the channel partner means that the royalty payment to ZenVault is at a much higher profit margin with extremely low liability.

After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time fame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision. ***Please refer to Section 2 of this Offering Circular,*** **"Risk Factors,"** ***for Management's discussion of the impediments and challenges that ZenVault Medical faces in achieving profitability.***

(5)-(8) Offering Price Factors

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The securities offered under this Regulation A Offering are preferred stock in a "C" corporation, superior to common stock and exercisable into common stock for any purpose at the discretion of the investor.

(5) **What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)**

ZenVault was a start-up company in 2010. As such, profits have not been earned since the Company's inception.

Total Earnings $ 0.00 ($ 0.00 per Unit)

(6) **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

ZenVault was a start-up company in 2010. No earnings have been made as of the date of this Offering.

Price per Earnings Multiple $\frac{\text{Offering Price per Unit}}{\text{Net After-Tax Earnings Last Year}} = \frac{\$0.50^*}{\$0.00} =$

<N/A> price per earnings multiple.

**NOTE: When calculating the total cost per share to the prospective investor, rather than the Offering Price, we have referred to that total price as $0.33 per share, accounting for the 50% Liquidation Preference Premium that can be elected by the Shareholder in lieu of receipt of a ten percent per year dividend to be paid in accumulated common stock or cash (at a liquidation event).*

(7) **What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, good-will, research and development costs and similar intangible items) minus total liabilities.**

ZenVault was a start-up company in 2010. As such, its assets consist of the start-up capital. As of this publication, prior to its capitalization, its total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities currently is negligible.

$ 0.00 per Unit current Net Tangible Book Value $ 0.00

(8) (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.**

Ownership by Investors if MAXIMUM shares are sold: 33.00% .

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

Management attributes the value of the Company after the Offering to be the value of the cash received from its investors and any value that may be attributable to the work performed to build the portal and protocol adapters to allow for ZenVault Medical's software to operate on the ZeroNines software. Since the value of that work will not have been paid for by ZenVault Medical at the time of this Offering, Management has not attributed anything in assessing ZenVault's value to the software because fo the equal and offsetting payable to ZeroNines for the work performed.

We calculated this valuation by taking the total number of shares actually and potentially outstanding (in the case of ISOP shares which have not been issued to date but are authorized to issue) FOLLOWING the OFFERING multiplied by the per share price:

29,593,198 total shares* x $0.50 (offering price) = $14,796,599

Value of Company if MAXIMUM Shares are sold: $ 14,796,599
(0.50 x 10,000,000 shares)

* Total shares calculated as follows at close of this Offering:

Preferred Series "A" Shares	10,000,000
Preferred Series "B" Shares	10,000,000
Founders' Shares, Common Stock, issued	4,004,219
Founders' Shares, Common Stock, unissued	488,979
Options for ESOP Plan issued in 2010/11	5,100,000
Total Shares	29,593,198

After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

(9)-(12) Use of Proceeds

(9) **(a) The following table sets forth the use of proceeds from this offering:**

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds		$ 5,000.000.00
Finders' Fees		350,000.00
Legal and Accounting		30,000.00
Net Proceeds from Offering		$ 4,620,000.00
Use of Net Proceeds		
Phase2 Doctor Module Implementation		$ 300,000.00
ZenVault Design and Build		620,000.00
Monthly Salaries (24 mo)		1,200,000.00
Hardware, Cloud and Network		1,300,000.00
Office Overhead		50,000.00
Training Expenses		50,000.00
Reverse Merger Filing Costs		450,000.00
Working Capital		650,000.00
Total Use of Net Proceeds		$ 5,000,000.00
Percentage of Use of Proceeds		100%

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

There is a minimum threshold amount of $250,000 that the company must raise to release the funds from escrow. Once released, the funds will be applied to: (i) partial payment of ZeroNines License; (ii) partial payment of ZenVault Medical Design and Build contract; and (iii) partial payments as salaries to the engineers and management.

Per the agreement between ZenVault Medical and ZeroNines, ZenVault Medical is not obligated to pay ZeroNines the full amount owed under the $620,000 Design and Build contract and the $15,000 per month royalty payment, and will not require ZenVault Medical to pay more than 50% of the total amount of capital raised at any time during the fund raising campaign and/or 50% of its revenues until completely paid in full.

There are no past due payments to promoters nor are there any accrued back salaries or other payments to be paid.

(10) (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

There are no other sources of funds anticipated other than this offering.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

There is no debt associated with the start-up costs of this entity.

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

Assets in the form of computer equipment will be purchased with the proceeds from this Offering. None of the intended assets would be purchased from any of the officers, directors or key employees of the Company.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain.**

There are no proceeds of this Offering that will be used to reimburse any officer, director, employee or stockholder.

(11) **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

ZenVault Medical does not anticipate cash flow and liquidity problems during the next twelve months based on the ability to raise at least $1,500,000 in capital through this Offering.

ZenVault Medical is not in breach of any payment obligations or financing arrangement.

ZenVault Medical is not subject to any judgments, liens or settlement obligations.

After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(9)-(13) Use of Proceeds continued, Capitalization

(12) **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

The proceeds from this offering will satisfy the company's cash needs for operation for 36 months notwithstanding an extraordinary event. (and full funding of the Offering is completed).

(13) **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding		
	As of: January 31, 2011	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short Term Debt (Average Interest Rate 5%)	$ 0.00		$ 0.00
Long Term Debt (Average Interest Rate __%)	$ 0.00		$ 0.00
Total Debt	$ 0.00		$ 0.00
Shareholders' Equity			
Preferred Stock, Series "A"	0		10,000,000
Preferred Stock Series "B" (ZeroNines)*	0		10,000,000
Common Stock (Founders' Common)	4,004,219		4,004,219
Liquidation Premium, Series "A"	0		5,000,000
Liquidation Premium, Series "B"	0		5,000,000
Liquidation Premium, Founder's Common	0		2,246,599
Retained for Reverse Merger Option	0		0
Reserved for Additional Founder	488,979		488,979
ISOP Plan Common Stock (Options)	5,100,000		8,000,000
Fully Diluted	9,593,198		44,739,455
Additional Paid-In Capital	0.00		$ 5,000,0000.00
Retained Earnings (deficit)	0.00		0.00
Total Shareholder' Equity	0.00		$ 5,000,000.00
Total Capitalization	0.00		$ 5,000,000.00

(13) Capitalization, continued

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Series "A"	10,000,000	$0.50
Series "B"*	10,000,000	$0.00
(Convert offering if all shares sold) Number of Preferred Shares Outstanding		20,000,000
Par or stated value, if any		-0-
Number of common shares reserved to meet conversion requirements of the issuance upon exercise of options		14,674,462

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the company has mandatory redeemable preferred stock, include the amount thereof in "long-term debt" and so indicate by footnote to that category in the capitalization table.

*In the table on page 22 and in the table above, please be informed of why the numbers for Preferred Series "B" appear as "0" on page 22 and 10,000,000 herein above. Management has instituted a "collar" formula on the issuance of the Series "B" shares to make each of the following three shareholder groups as close to a one-third ownership interest in ZenVault as possible prior to the issuance of any ISOP shares or Common Stock: (i) the Founders Common Stock; (ii) the Series "A" Preferred Investors stock; and (iii) the Series "B" shareholder, ZeroNines Technology, Inc.

Should the Series "A" effort realize the sale of the full 10,000,000 shares set aside for the Series "A" round, then the Series "B" shares amounting to 10,000,000 shares will be issued. If the Series "A" round sales are fewer than 10,000,000, then an adjustment to each Series "A" shareholder will be made where a special dividend will be issued to round off the share issuance to the full 10,000,000 shares, at the discretion of the Board of Directors who has he authority to implement the "collar" formula, to issue a special dividend or to decline to do so.

In the event that all of the Series "A" shares are sold (10,000,000) and the Series "B" shares issued at the fullest extent. Then the Board has the authority to issue a special dividend to the Founders Common shareholders such that the total number of shares for each of the three classes of stock (Founders' Common, Series "A" and Series "B") shall be as close as possible mathematically to having the same number of shares per class (in this case, 10,000,000 shares per class). The Board also may make a similar stock dividend for any number of Series "A" shares sold more than 5,000,000.

Since the Series "A" shares have not been sold such that a calculation of the total number of Series "B" shares cannot be calculated, (equal number of shares in Series "B" for every share sold in Series "A"), no shares have been issued to the Series "B" shareholder as yet; 10,000,000 shares are authorized and any number of shares up to that number (equaling the number issued to Series "A") are expected to be issued at the completion of the sale of Series "A" shares.

(14)-(20) Description of Securities

14. **The Securities being offered hereby are**:

[ ] Common Stock
[x] Preferred or Preference Membership Interests
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. **These securities have:**

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[x]	[ ]	Preference as to dividends or interest
[x]	[ ]	Preference as to liquidation
[ ]	[x]	Other special rights or preferences (specify): ____________________

16. **Are the securities convertible?** [x] Yes [ ] No

The Preferred Series "A" stock is convertible to common stock at any time at the discretion of the share-holder.

17. (a) **If the securities are notes or other types of debt securities:**

(1) **What is the interest rate**?

(2) **If the interest rate is variable or multiple rates, describe**:

Not applicable to this Offering (not debt).

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No

(4) **Is there a trust indenture?** [ ] Yes [ ] No

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No

Not applicable to this Offering (not debt).

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [x] No

(7) **If the securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

These securities have top seniority over all other securities in terms of payment and principal by design and as set forth in the Preferred Series "A" Stock Provisions. All other stock and debt issued will be subordinate to the Preferred Series "A" stock.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

There are no senior securities.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

None.

How much indebtedness is junior (subordinated) to the securities?

There is no junior indebtedness.

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

Not applicable to this Offering, as there are no notes or debt securities offered.

(18) **If the securities are Preference or Preferred Units:**

Are unpaid dividends cumulative? [x] Yes [ ] No
Are securities callable? [x] Yes [ ] No

The investor has a choice in securing a preference under these Preferred Series "A" shares. The investor can choose between (one or the other, not both): (i) a dividend of ten percent annually paid in stock or cash, accumulated in the investor's capital account either way, but not distributed until a liquidation event. The stock dividend does not accumulate on dividend stock—in other words 100,000 shares accumulates 10,000 shares or cash dividend on the principal ONLY but no compounding of dividend stock or cash dividends on the dividend awards; OR (ii) a 50% liquidation preference premium payable in cash or stock at the time of liquidation.

These scenarios wil produce differing results based upon the length of time of the investment. For example, a buy-out in years two to three of operation may mean that the best deal for the Preferred Series "A" investor would be to take the cash option at the liquidation event. For longer term investments (for example, year six), the best option would be for the investor to take common stock as a dividend, cash out the Preferred Stock first, then participate in the second round of pay-outs in the common stock pool.

NOTE: Attached to this Offering Circular is a copy or summary of the charter, by-law or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

(19) **If the securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:**

There are strict restrictions on the transferability and hypothecation of the Preferred "A" stock. Please see the attached Preferred Series "A" Stock Provisions. No resale of the Preferred Series "A" stock is allowed under the Regulation A guidelines and rules promulgated by the SEC. Legends are printed on the share certificates, but the legends are not meant to include the total restrictions set forth in the By-Laws and SEC Rules.

(20) **Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):**

$ 0.00 .

(21)-(27) Plan of Distribution

(21) **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:**

There are no selling agents of the Company for this Offering. It is being sold by the officers of the Company only.

(22) **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)**

The Company may use "Finders" for placing part of the Offering, but no such persons or entities has been identified or is known to the Company at the time of this Offering Circular.

(23) **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

Neither ZenVault Medical nor its Management has any relationship to any known selling agent other than the officers and directors of the Company who will be responsible for the selling of the units associated with this Offering.

After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

(24) **If this offering is not being made through selling agents, the names of the persons at the Company through which this offering is being made:**

Mr. John Botdorf	Mr. Alan Gin	Michael J. Tarutis, Esq.
450 Happy Canyon Road	450 Happy Canyon Road	5670 Greenwood Plaza Blvd - PH
Castle Rock, CO 80108	Castle Rock, CO 80108	Greenwood Village, CO 80111
(303) 814-8121	(650) 619-9439	(720) 273-2844

(25) **If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?** [x] Yes [ ] No

All limitations are discussed and set forth entirely in the Preferred Series "A" Stock Provisions, a copy provided in the accompanying indexed volume of ZenVault Medical document exhibits.

(26) (a) **Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

This Offering is being made subject to a minimum of $250,000, and no escrow agent will be used. Funds will, however, be deposited at the following bank upon receipt and will be held by the Company until sufficient capital is raised through the Offering:

Lacey Medina
Key Bank
7288 Lagae Road
Castle Rock, CO 80108
(303) 660-2780

(b) **Date at which funds will be returned by escrow agent if minimum proceeds are not raised:**

This Offering is being made with a $250,000 minimum.

Will interest on proceeds during escrow period be paid to investors?

[ ] Yes [X] No.

(27) **Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:**

All sales of equity of the Company are heavily restricted pursuant to the By-Laws, and the Series "A" Preferred Stock Provisions. There are restrictions for sale/resale and futures restrictions that make the units non-voting in the event of the stockholder's death, incompetence or in the event of a dissolution of marriage (if purchased jointly) or in trust.

There is no date of termination for the transferability provisions.

Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

(28) Dividends, Distributions and Redemptions

(28) **If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:**

ZenVault Medical has not paid any dividends, made any distributions upon its preferred or common shares, nor has ZenVault redeemed any securities.

(29)-(32) Officers and Key Personnel of the Company

(29) **Chief Executive Officer**.

Name: Alan Gin
Address: 250 Spinnaker Street
Foster City, CA 94404

Age: 54
Telephone: 650-619-9439

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

ZeroNines Technology, Inc.
Company

May 1, 2000 to present
Dates

President and Chief Executive Officer
Title Held

Chief Executive Officer of Corporation
Duties

Company

Dates

Title Held

Duties

Company

Dates

Title Held

Duties

Education (degrees, schools and dates):

Attended Hawaii Pacific College 1974-1978

Degree Matriculated:

Attended 19___-19___

Degree Matriculated:

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Gin will spend one-third of his time managing the affairs of ZenVault Medical. He currently holds an executive position with ZeroNines Technology, Inc. as its Chief Executive Officer, and duties will often overlap.

Mr. Gin also has oversight on interests indirectly related to his duties at ZenVault:
JamRocket Corporation—Director
Others—

30) **Chairman of the Board of Directors and Corporate Secretary**.

Name: John Botdorf
Address: 450 Happy Canyon Road
Castle Rock, CO 80108

Age: 50
Telephone: 303-810-7719

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

ZeroNines Technology, Inc
Company

11-2001 to present
Dates

Chairman of the Board of Directors
Title Held

Finance and Legal Departments
Duties

Company

Dates

Title Held

Duties

Company

Dates

Title Held

Duties

Education (degrees, schools and dates):

Attended California State University Northridge 1978-1983

Degree Matriculated: B.S. in Business Administration—Double Majors of Finance/Real Estate

Attended ______ 19___-19_____

Degree Matriculated: ______

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Botdorf will spend approximately 15 to 30 hours per week on the affairs of ZenVault Medical, split with the duties he has as Chairman of ZeroNines Technology, Inc. Mr. Botdorf is currently the Chairman of the Board of JamRocket Corporation, a music industry portal that is in the process of launching.

(29)-(32) Officers and Key Personnel of the Company

(31) **Chief Information Officer**.

Name: Keith Fukuhara
Address: 608 Southview Court
Belmont, CA 94002

Age: 48
Telephone:

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

ZeroNines Technology, Inc.
Company

May 1, 2000 to present
Dates

Chief Technology Officer
Title Held

Computer Programming and System Operation
Duties

Company

Dates

Title Held

Duties

Company

Dates

Title Held

Duties

Education (degrees, schools and dates):

Attended California Polytechnical Institute, Pomona 1980-1983

Degree Matriculated:

Attended San Francisco State University 1983-1986

Degree Matriculated: B.S. Computer Science

Also Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Fukuhara will spend one-third of his available time as Chief Technology Officer of ZenVault Medical.

Mr. Fukuhara is also the CTO of ZeroNines Technology, Inc. and of JamRocket Corporation.

These entities are operated by the same management team and weekly times and duties vary according to necessity.

(31) **Chief Operations Officer**

Name: Brad Claus
Age: ____________

Address: 450 Happy Canyon Road
Telephone: 303-814-8121

Castle Rock, CO 80108

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Company	Dates
Title Held	Duties
Company	Dates
Title Held	Duties
Company	Dates
Title Held	Duties

Education (degrees, schools and dates):

Attended ____________________ 19___-19_____

Degree Matriculated: ____________________

Attended ____________________ 19___-19_____

Degree Matriculated: ____________________

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr.

(29)-(32) Officers and Key Personnel of the Company

(31) **Vice President, Legal Affairs**.

Name: Michael J. Tarutis
Address: Effusion Legal Group, LLLP
5670 Greenwood Plaza Blvd—PH
Greenwood Village, CO 80111

Age: 53
Telephone: 720-273-2844

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Company	Dates
Effusion Legal Group, LLLP	2009 - Present

Title Held	Duties
Managing Partner	Manages Law Firm Dedicated to Entrepreneurs

Company	Dates
ZeroNines Technology, Inc.	2007 - Present

Title Held	Duties
Counsel	Securities and General Legal Affairs Responsibility

Company	Dates
ProComply, LLC	2002 - Present

Title Held	Duties
FERC Compliance Expert	Compliance Assessments and Programs for Energy Ind.

Education (degrees, schools and dates):

Attended Boston University 1974 -1978

Degree Matriculated: B.S. Writing/English

Attended California State University, Long Beach 1978 -1980

Degree Matriculated: Writing for Screen/Radio

Attended Southwestern University College of Law, SCALE Program 1994 -1996

Degree Matriculated: Juris Doctorate

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Tarutis will spend one third of his available time as Vice President Legal Affairs for ZenVault Medical Corporation. During the fund raising period, it is expected that Mr. Tarutis will be spending all of his time with the company to assure compliance with all SEC regulations and to assist the Company in the issuance of shares.

(31) **Vice President**.

Name: Vacant ______________________ **Age:** ________________
Address: _______________________ **Telephone:** ____________

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Company ______________________ Dates ______________________

Title Held ______________________ Duties ______________________

Company ______________________ Dates ______________________

Title Held ______________________ Duties ______________________

Company ______________________ Dates ______________________

Title Held ______________________ Duties ______________________

Education (degrees, schools and dates):

Attended ______________________ 19___-19_____

Degree Matriculated: ______________________

Attended ______________________ 19___-19_____

Degree Matriculated: ______________________

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(32) **Other Key Personnel**.

No other key personnel at this time.

(33)-(36) Directors of the Company

(34) **Information concerning outside or other Directors (i.e. those not described above):**

(B) Name: (Will be filled by investors) ____________ **Age:** ____________
Address: ____________ **Telephone:** ____________

____

____

Name of Employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Company ____________ Dates ____________

Title Held ____________ Duties ____________

Company ____________ Dates ____________

Title Held ____________ Duties ____________

Company ____________ Dates ____________

Title Held ____________ Duties ____________

Education (degrees, schools and dates):

Attended ____________ 19___-19___

Degree Matriculated: ____________

Attended ____________ 19___-19___

Degree Matriculated: ____________

(35) (a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**

[x] Yes [ ] No

John Botdorf has managed and operated ZeroNines Technology, Inc. with Alan Gin and Keith Fukuhara.

The distinction in the business models is easy to discern: ZeroNines Technology is an innovative and disruptive software development company for enterprise sized companies while ZenVault Medical is a retail consumer based extension of ZeroNines' powerful software platform, an application requiring and utilizing the software, coupled with a web presence. An analogy would be Apple's development of the complex software to run its i-Phone. Here, ZeroNines has the platform, and ZenVault Medical is one of many applications that can be run on ZeroNines' software as its backbone.

(b) **If any of the Officers, Directors or other key personnel has ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information?**

All officers, directors, programmers and employees of both ZeroNines and ZenVault Medical are required to execute non-disclosure and non-compete agreements as part of their employment packages.

(c) **If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.**

John Botdorf has managed and operated ZeroNines Technology, Inc. with Alan Gin and Keith Fukuhara.
ZeroNines was a start-up software development company that has been perfecting the ZeroNines solution since 2001.

As computer technology has evolved to many web-based applications and now stands at the precipice of another critical stage in evolution with cloud technology, ZeroNines has adapted its technology to integrate with both cloud and virtualization technologies. The benefit of ZenVault Medical having access to this technology is that the development of comparable software to accomplish what ZeroNines software does has been estimated to cost more than $25,000,000 and several years to develop with a full team of engineers.

(33)-(36) Company Directors, continued

(d) **If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.**

All officers are shared employees with ZeroNines Technology, Inc., under contract for splitting expenses and payroll costs on an as-needed basis.

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

No insurance policies are currently in force.

(36) **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.**

No such actions have been filed.

After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

(37)-(38) Principal Shareholders

(37) **Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.**

Name Occupation	Class of Stock	Average Price per Share	No of Shares Now held	% of Total	No of Shares after Offering if all Securities Sold	% of Total	Office Street Address Telephone
Founders (as a group) *See Capitalization Table in Support Documentation, tab* Businessmen	Founders Common	Founders	4,004,219	41.74%	10,000,000* *(Does not include Liquidation Preference Premium Shares)*	28.49%	450 Happy Canyon Road Castle Rock, CO 80108 303-814-8121
ISOP Plan (2010)	Common	$0.01	5,100,000	53.16%	5,100,000	14.53%	450 Happy Canyon Road Castle Rock, CO 80108 303-814-8121
This Offering	Preferred "A"	$0.50	0	0%	10,000,000	28.49%	
ZeroNines Technology, Inc.	Preferred "B"	Founders	0	0%	10,000,000	28.49%	450 Happy Canyon Road Castle Rock, CO 80108 303-814-8121

Total Outstanding Shares After Offering	35,100,000	Total Reserves for Liquidation Preference Premium	12,246,599	
Total Reserves for ISOP (includes 5,100,000 above)	8,000,000	Total Reserves for Additional Founder(s) (Unnamed)	488,979	
		Total Shares, Fully Diluted FOLLOWING this Offering	44,739,455	

(38) **Number of shares benefically owned by Officers and Directors as a group:**

Before Offering: 41.74% (4,004,219 of total outstanding shares).

After Offering: 14.44% (10,000,000 of total outstanding shares*).

THIS ASSUMES ALL OPTIONS EXERCISED AND ALL CONVERTIBLE SECURITIES CONVERTED AND RECOGNITION FOR LIQUIDATION PREFERENCE PREMIUM OF 50% ON FOUNDERS' SHARES.

*See explanation on page 23. Management is realistic in that it may not sell the entire Series "A" round. The Board of Directors is intending to distribute the equity of the Company equally (prior to, and ignoring ISOP and other Common Stock issuances following this Offering which shall cause each of the three classes of stock—Founders' Common, Preferred Series "A" and Preferred Series "B"—to be diluted equally on any and all Common Stock issuances): 1/3 to the Founders, 1/3 to the Investors in the Series "A" Round, and 1/3 to the Series "B" investors. Therefore, the issuance of Series "B" stock and the anti-dilution adjustment to the Founders' Common shares shall be accomplished following the decision of the Board of Directors to cease sale of the Series "A" stock if it has not been sold out prior to the last date of the issuance or upon election of the Board of Directors to terminate the Offering earlier.

(39)-(42) Management Relationships, Transactions and Remunerations

(39) (a) **If any of the Officers, Directors, key personnel or principal Directors is related by blood or marriage, please describe.**

None of the officers, directors, key personnel or principal directors is related to any other by blood or marriage.

In the spirit of full disclosure, Joan Botdorf works as the bookkeeper and assistant to John Botdorf. They are related by blood as mother and son, but Mrs. Botdorf does not hold a role as director or officer of the Company.

(b) **If the Company has made loans to or is doing business with any of its Officers, Shareholders, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

There are no loans or contracts between any corporate officers and the Company, and no contracts or other business is presently conducted nor anticipated to be conducted between any officer, directors, shareholder, 10 percent shareholder or key personnel.

(c) **If any of the Company's Officers, Directors, key personnel or 10% shareholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

Not applicable, as there are no debts or bank obligations to be retired from this Offering.

(40) (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Personnel	Cash Compensation	Other Compensation
Chief Executive Officer - Alan Gin	$ 0.00	$ 0.00
Chairman - John Botdorf	$ 0.00	$ 0.00
Chief Information Officer - Keith Fukuhara	$ 0.00	$ 0.00
Chief Operations Officer -	$ 0.00	$ 0.00
Vice President - Vacant	$ 0.00	$ 0.00
Vice President Legal Affairs—Michael Tarutis	$ 0.00	$ 0.00
Total	$ 0.00	$ 0.00
Managers as a group (3)	$ 0.00	$ 0.00

b) **If remuneration is expected to change or has been unpaid in prior years, explain.**

Remuneration will commence upon funding of this Offering but on a limited basis.

(c) **If any employment agreements exist or are contemplated, describe:**

The Company anticipated forging employment agreements with Messrs. Botdorf, Gin and Fukuhara.

(41) (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 5,100,000 shares (14.53 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities.**

There are no stock purchase agreements in place.

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:**

8,000,000 shares, including the 5,100,000 mentioned above; the total number of Common shares authorized by the Board fo Directors and the shareholders (but unissued) for the period commencing in 2010 until 2015 is 8,000,000.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.**

The Company anticipates entering into an Employee Stock Option Plan within its first year of existence, to be approved by the Board of Directors, discussed in (b) above.

(42) **If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:**

The company has approved an Employee Stock Option Plan in the calendar year 2010, to be completed after start-up has stabilized. This plan is anticipated to address any such key employee migration issues; and this is a key focus of the Board of Directors. The controlling document has not been completed.

After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

(43) Litigation

(43) **Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.**

There is no threatened or pending litigation involving the Company's business, financial condition or operations.

(44) Federal Tax Aspects

(44) **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.**

The Company is a Colorado "C" corporation.

Dividends paid in company stock, if the prospective purchaser so chooses that option, may trigger a taxable event under Internal Revenue Service rules. Any prospective purchaser of Preferred Series "A" stock should consult with their accounting professional for advice and counsel regarding tax consequences of owning ZenVault Medical Preferred Series "A" stock.

Name of Company's Tax Advisor:

Gold & Gold, CPAs
23584 Calabasas Road Suite 201
Calabasas, CA 91302
818-222-1040 tel

Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

(45) Miscellaneous Factors

(45) **Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.**

There are no contract defaults or disputes, breaches of the By-Laws or other disruptive litigation or threatened litigation to report.

OFFICER AND DIRECTOR CONFLICTS OF INTEREST. IT IS IMPERATIVE TO NOTE HERE THAT CERTAIN CONFLICTS OF INTEREST MAY ARISE IN THE OPERATION AND MANAGEMENT OF ZENVAULT MEDICAL OVER TIME. MESSRS. BOTDORF, GIN, FUKUHARA, TARUTIS AND OTHERS ARE ALSO THE MANAGEMENT TEAM OF ZERONINES TECHNOLOGY, INC. A ROYALTY AGREEMENT HAS BEEN CREATED WHEREBY ZENVAULT MEDICAL IS OBLIGATED TO PAY ZERONINES A FEE FOR BUILDING THE WEBSITE, A FEE FOR THE LICENSE FOR THE ZERONINES SOFTWARE, AND A MONTHLY ROYALTY ON ZENVAULT MEDICAL'S REVENUES. IN THE EVENT THAT ZENVAULT MEDICAL AND ZERONINES BECOME LEGALLY ADVERSE IN ANY MATERIAL WAY, THERE COULD BE AN ADVERSE BUSINESS EFFECT ON THE COMPANY IN TERMS OF "HANDCUFFED" MANAGEMENT.

CORPORATE CONFLICTS OF INTEREST. THERE ARE SEVERAL CONFLICTS OF INTEREST THAT EXIST BETWEEN ZERONINES TECHNOLOGY, INC. AND ZENVAULT MEDICAL THAT NEED TO BE NOTED HERE: (I) THERE IS A $620,000 WEB SITE DESIGN FEE PAID FROM ZENVAULT MEDICAL TO ZERONINES SERVICES CORPORATION, A SUBSIDIARY OF ZERONINES, DISCLOSED HEREIN IN THE USE OF PROCEEDS AND THROUGHOUT THIS DOCUMENT. THE BOARD OF DIRECTORS FOR EACH COMPANY HAVE OVERLAPPING MEMBERS; THE OPERATION OF ZENVAULT MEDICAL, AT SOMETIME IN THE FUTURE, MAY BE SEPARATE AND DISTINCT FROM ZERONINES, HOWEVER, INVESTORS SHOULD NOTE THAT ALL OF THE MEMBERS OF THE BOARDS ARE "INTERESTED PARTIES" UNDER BROAD BUSINESS LAW STANDARDS, AND BUSINESS IS CONDUCTED BETWEEN THE TWO COMPANIES WITHOUT RECUSAL OF THESE INTERESTED PARTIES AND WILL CONTINUE AS SUCH UNTIL ZENVAULT MEDICAL CAN OPERATE AND PAY EXECUTIVES TO OPERATE IT INDEPENDENTLY; (II) SIMILARLY, THE ROYALTY FEE AGREEMENT BETWEEN ZENVAULT MEDICAL AND ZERONINES WAS INSTITUTED WITH THE SAME MANAGEMENT TEAMS AS THE DESIGN CONTRACT; (III) ZENVAULT MEDICAL VALUATIONS ARE COMPLETELY ARBITRARY BASED ON THE REVERSE PROPORTION OF THE STOCK'S SELLING PRICE AS APPLIED TO THE CAPITALIZATION TABLE, AND MANAGEMENT MAY NOT BE ABLE TO SUPPORT THE VALUATION FIGURES STATED HEREIN.

ZENVAULT MEDICAL IS A BRAND NAME ORIGINALLY OWNED BY ZERONINES. THE MANAGEMENT OF ZERONINES IS "SPINNING OFF" THAT BRAND NAME INTO A SEPARATE ENTITY, SEPARATELY FINANCED, AND EVENTUALLY TO BE SEPARATELY OPERATED.

THE ZENVAULT MEDICAL/ZERONINES LICENSE AGREEMENT SPECIFICALLY STATES THAT ZERONINES SHALL NOT BE ENTITLED TO PAYMENTS FROM ZENVAULT MEDICAL IN EXCESS OF 50% OF THE FUNDS RAISED, WITH A MINIMUM LIMIT FOR FULL PAYMENT OF THE LICENSING AND THE DESIGN AND BUILD FEE BASED ON A MINIMUM OF $1,500,000 RAISED IN THIS OFFERING.

(46) Financial Statements

(46) **Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.**

The Financial Statements are attached to this offering in an available Exhibits Book (a separate, indexed volume that accompanies this offering circular).

(47)-(50) Management Discussion and Analysis of Certain Relevant Factors

(47) **If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.**

ZenVault Medical is a start-up with its first quarters of operation as yet unreported, but no revenues have been generated as of the date of this publication.

(48) **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

ZenVault Medical is a start-up with its first quarters of operation as yet unreported, but no revenues have been generated as of the date of this publication.

The medical records industry is rapidly evolving to an electronic, instantly accessible format from its origins as a purely paper-file based methodology. The competing issues of the more transient nature of the population and the privacy regards of the possession of medical records as seen in congressional legislation such as HIPAA have stymied the industry from fully evolving into the instant access and availability methodology that modern technology has to offer and that modern medical practice desperately needs. During the next five years, it is probable that common practice (paper-based recordkeeping) will finally accede to the electronic collection of data or at least there will be a period where BOTH are in use until the eventuality where paperless recordkeeping becomes the protocol.

Certainly one aspect that has been a psychological barrier to full electronic recordkeeping is reliability and fear of loss of electronic information in a catastrophic event where computers are actually destroyed (flood, fire, tornados and the like). Again, the challenges of having data always available in spite of machinery catastrophes has long been the best aspect of ZeroNines' technology. The question arises then about the privacy of information if it is stored in multiple locations—ZeroNines' advanced encryption of all data stored in the multiple locations required to have a seamless and a "no downtime" network was developed specifically for large corporate systems and other highly classified mission requirements where downtime means significant loss of revenue and increased liability. Management believes that ZenVault Medical is the only provider of archived medical records that meets the strict HIPAA requirements because of its AlwaysAvailable™ platform and its advanced encryption suitable for military applications.

(49) **If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0 %. What is the anticipated gross margin for next year of operations? Approximately 60% . If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.**

ZenVault Medical will handle its customers' data and information on a platform was developed during the design and implementation of ZeroNines' virtual business continuity transactional engine. Since that was developed at a cost of more than $10 million over a period of 10 years, the Company has very little specific specialized programming required to provide its customers with the fail-safe and encrypted data archival system. Although some specific programming is required, the time line for completion of that work and the portal design is in months rather than years (or even decades). In other words, the gross margins for the sale of ZenVault Medical are expected to be higher because its expenses and overhead will be low.

ZenVault, through channel partner marketing, has an outreach to millions of end users through affinity. ZenVault is currently in the process of closing a transaction (in February, 2011) with a channel partner who will create a number of "Private Label" presences of the ZenVault portal, accommodating that particular group's marketing style and emphasis. In the anticipated channel partner transactions, the channel partner will host the site and will also host the customer service aspects for the Private Label third party organization. ZenVault would then receive a royalty per End User for each of the channel partner's Private Label presences. The per month royalty is significantly lower than the retail price, but the opportunity to more readily address a "softened" market by placing the ZenVault service among other valuable service offerings will more quickly assimilate large numbers of clients at the lowest possible cost to ZenVault because all hardware, storage, bandwidth and high overhead costs are delegated to the channel partner offering the "Private Label" service. The anticipated transactions have not been closed as of the date of publication of this Offering Circular; please verify with ZenVault management as to the status of these transactions.

(50) **Foreign sales as a percent of total sales for last fiscal year:** 0%

Domestic government sales as a percent of total domestic sales for last fiscal year: 0%

ZenVault medical has not begun marketing overseas, in Mexico or in Canada. The laws of storage of medical records vary from country to country, and this exploration has not yet begun.



ZENVAULT MEDICAL

ZENVAULT MEDICAL CORPORATION

450 EAST HAPPY CANYON ROAD
CASTLE ROCK, COLORADO 80237

TEL (303) 814-8121
FAX (303) 814-1495